SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From:  November 7, 2006
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .)
Enclosed:
Notice of Meeting
Management Information Circular
Proxy

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: November 7, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

IVANHOE MINES LTD.
Special Meeting of Shareholders of
IVANHOE MINES LTD.
to be held on november 30, 2006
Regarding Series A and Series B Warrants
issued to
Rio Tinto International Holdings Limited
Notice of Special Meeting
and
Management Information Circular
October 30, 2006

IVANHOE MINES LTD.
World Trade Centre
Suite 654 – 999 Canada Place
Vancouver, British Columbia, V6C 3E1
October 30, 2006
Dear Ivanhoe Shareholder:
We are pleased to advise you that Ivanhoe Mines Ltd. (“Ivanhoe” or the “Company”) will hold a special meeting of shareholders (the “Meeting”) at the Pacific Rim Suite 1, Pan Pacific Hotel, 300 – 999 Canada Place, Vancouver, British Columbia, on November 30, 2006 at 9:00 a.m. (Vancouver time) at which Ivanhoe shareholders will be asked to consider and approve the right of Rio Tinto International Holdings Limited, and/or any other member of the Rio Tinto Group to which any of such warrants may have been validly transferred, to exercise, at any time and from time to time, the Series A Warrants and Series B Warrants (the “Private Placement Warrants”) issued to Rio Tinto by the Company under the terms of a Private Placement Agreement dated October 18, 2006 between the Company and Rio Tinto (the “Private Placement Agreement”).
On October 18, 2006, the Company announced that Rio Tinto had agreed to form a strategic partnership by making an equity investment in the Company and, through an Ivanhoe-Rio Tinto Technical Committee, participating with the Company in the engineering, construction and operation of Ivanhoe’s Oyu Tolgoi copper-gold mining complex in Mongolia’s South Gobi region. Rio Tinto completed the First Tranche Investment in the Company’s Common Shares on October 27, 2006 and has agreed, subject to certain conditions, including completion of an Approved OT Investment Contract, to make the Second Tranche Investment in the Company’s Common Shares.
As part of the First Tranche Investment, the Company also issued to Rio Tinto the Private Placement Warrants. The issuance of Common Shares upon the exercise by Rio Tinto of the Private Placement Warrants would, under the rules and policies of the TSX, materially affect control of the Company. Accordingly, it is a condition of the TSX’s acceptance of the transactions contemplated by the Private Placement Agreement that, before the Private Placement Warrants are exercised, Rio Tinto’s right to exercise the Private Placement Warrants, and the material effect on control of the Company resulting from the issuance of Common Shares upon the exercise of the Private Placement Warrants, be approved by the shareholders of the Company (other than Rio Tinto). It is a covenant of the Company under the Private Placement Agreement to seek to obtain shareholder approval of Rio Tinto’s right to exercise the Private Placement Warrants. Rio Tinto’s obligation to complete the Second Tranche Investment is also subject to receiving this shareholder approval. Accordingly, at the Meeting, the Company’s shareholders are being asked to consider, and if deemed appropriate, approve the resolution attached as Exhibit “A” to the accompanying Management Information Circular (the “Rio Tinto Warrant Resolution”).
The accompanying Management Information Circular provides a detailed description of the Private Placement Agreement and the Private Placement Warrants, and includes other information in respect of the resolutions to be voted upon. You are urged to review this information carefully and, if you require assistance, to consult your legal and financial advisors.
Recommendation
Based on all relevant considerations, the board of directors of the Company unanimously recommends that the Company’s shareholders approve the Rio Tinto Warrant Resolution.
Attendance at the Meeting
Given the strategic importance to the Company of Rio Tinto’s investment in the Company and its future, including the matters contemplated by the Rio Tinto Warrant Resolution, your shares in Ivanhoe should be represented whether or not you are able to personally attend. If you do not plan to be present, we would appreciate you taking the time now to sign, date and return the enclosed proxy in the enclosed envelope, so that your shares can be voted at the Meeting in accordance with your instructions. Regardless of the number of shares you own, your vote is important.
Yours very truly,

(Signed) ROBERT M. FRIEDLAND	(Signed) JOHN A. MACKEN
Executive Chairman	President, Chief Executive Officer and Director
Ivanhoe Mines Ltd.	Ivanhoe Mines Ltd.

IVANHOE MINES LTD.
World Trade Centre
Suite 654 – 999 Canada Place
Vancouver, British Columbia, V6C 3E1
NOTICE OF SPECIAL MEETING
NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of shareholders of IVANHOE MINES LTD. (“Ivanhoe”) will be held at Pacific Rim Suite 1, Pan Pacific Hotel, 300 – 999 Canada Place, Vancouver, British Columbia, on November 30, 2006 at 9:00 a.m. (Vancouver time) for the following purposes:
1.	to consider and, if thought appropriate, pass an ordinary resolution authorizing and approving the right of Rio Tinto International Holdings Limited (“Rio Tinto”), or any other member of the Rio Tinto Group to which any of such warrants may have been validly transferred, to exercise the Series A Warrants and Series B Warrants (together, the “Private Placement Warrants”) issued to Rio Tinto on October 27, 2006 under the terms of a Private Placement Agreement dated October 18, 2006 between the Company and Rio Tinto, and the material effect on control of the Company resulting from the issuance of Common Shares upon the exercise of the Private Placement Warrants, all as more particularly described in the accompanying Management Information Circular; and
2.	to transact such other business as may properly come before the Meeting or at any adjournment thereof.
A description of the terms of the Private Placement Agreement and the Private Placement Warrants that were issued thereunder is included in the Management Information Circular which accompanies this Notice. The full text of the resolution to be approved by the shareholders is set out in Exhibit “A” to the accompanying Management Information Circular.
The board of directors has fixed October 31, 2006 as the Record Date for the determination of shareholders entitled to notice of, and to vote at, this Meeting and at any adjournment thereof.
The Management Information Circular and a form of proxy and return envelope accompany this Notice of Meeting.
A shareholder who is unable to attend the Meeting in person and who wishes to ensure that his or her shares will be voted at the Meeting is requested to complete, date and execute the enclosed form of proxy and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Information Circular under the heading “General Proxy Information”.
DATED at Vancouver, British Columbia, October 30, 2006.
BY ORDER OF THE BOARD
(Signed) BEVERLY A. BARTLETT
Vice President and Corporate Secretary

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR
OF
IVANHOE MINES LTD.
     No person is authorized to give any information or to make any representation not contained in this Management Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Management Information Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation.
GLOSSARY OF TERMS AND EXPRESSIONS
     The following glossary of terms and expressions used in this document, including the summary, is provided for ease of reference.
“Approved OT Investment Contract” means an OT Investment Contract that has been approved by the Ivanhoe board of directors and that is mutually acceptable to Ivanhoe and Rio Tinto, acting reasonably.
“business day” means a day upon which banks in Vancouver, British Columbia and London, England are open for business.
“Basic Second Tranche Shares” has the meaning set forth under the heading “The Private Placement and Other Matters — Details of the Private Placement Agreement — First Tranche and Second Tranche Investments”.
“Common Shares” means common shares without nominal or par value in the capital of the Company, as presently constituted.
“Dilution Event” has the meaning set forth under the heading “The Private Placement and Other Matters — Details of the Private Placement Agreement — Pre-Emptive Rights”.
“First Tranche Investment” means the 37,089,883 Common Shares issued to Rio Tinto on October 27, 2006 under the Private Placement Agreement.
“Ivanhoe Control Transaction” means a transaction which would result, if consummated, in a person or group of persons, acting jointly or in concert, acquiring beneficial ownership of more than 50% of the outstanding Common Shares.
“Ivanhoe” or the “Company” means Ivanhoe Mines Ltd., a corporation continued under the YBCA.
“Management Information Circular” means this management information circular to be sent to shareholders of Ivanhoe in connection with the Meeting.
“Meeting” means the special meeting of the holders of Common Shares and any adjournment thereof, to be held to consider and, if thought appropriate, to approve the Rio Tinto Warrant Resolution, and to transact such other business as may properly come before the Meeting or any adjournment thereof.
“Notice of Meeting” means the notice of the Meeting to the holders of Common Shares which accompanies this Management Information Circular.
“OT Investment Contract” means a legally binding and unconditional investment agreement with the Government of Mongolia pursuant to the applicable laws of Mongolia that:
(a)	includes terms granting legal, administrative and tax stability to the stakeholders of the OT Project for a certain period of time and guaranteeing that the legal, administrative and/or tax framework in force in Mongolia when the investment contract is entered into will remain unmodified for the term of the investment contract notwithstanding any modification, either introduced by law or regulations, enacted after the execution of the investment contract; and

(b)	has, to the extent required by applicable law, been approved, ratified, consented to or otherwise authorized by all relevant governmental authorities in Mongolia.
“OT Project” means the Oyu Tolgoi copper and gold mineral development project and all associated infrastructure wheresoever situated.
“Private Placement Agreement” means the Private Placement Agreement dated October 18, 2006 between the Company and Rio Tinto.
“Private Placement Warrants” means the Series A Warrants and the Series B Warrants or any of them, as the context requires.
“Record Date” means the record date for determining holders of Common Shares eligible to vote at the Meeting, being October 31, 2006.
“Rio Tinto” means Rio Tinto International Holdings Limited, a company incorporated under the laws of England and Wales and a member of the Rio Tinto Group.
“Rio Tinto Group” means Rio Tinto plc (incorporated in England), Rio Tinto Limited (incorporated in Victoria, Australia) and any other corporation in which Rio Tinto plc, and/or Rio Tinto Limited owns or controls, directly or indirectly, more than 50% of the shares or stock carrying the right to vote at a general meeting (or its equivalent) of the corporation.
“Rio Tinto Warrant Resolution” means an ordinary resolution, the text of which is set out in Exhibit “A” to this Management Information Circular.
“Second Tranche Investment” means the 46,304,473 Common Shares, plus such number of additional Common Shares as may be issued pursuant to any exercise of the Top Up Option, issuable to Rio Tinto under the Private Placement Agreement.
“Series A Warrants” means the Series A Warrants issued to Rio Tinto on October 27, 2006 under the terms of the Private Placement Agreement, the terms of which are more particularly described under the heading “Particulars of Matters to be Acted Upon — Details of the Private Placement Agreement — Private Placement Warrants”.
“Series B Warrants” means the Series B Warrants issued to Rio Tinto on October 27, 2006 under the terms of the Private Placement Agreement, the terms of which are more particularly described under the heading “Particulars of Matters to be Acted Upon — Details of the Private Placement Agreement — Private Placement Warrants”.
“Specified Activity” has the meaning set forth under the heading “The Private Placement and Other Matters — Details of the Private Placement Agreement — Restrictions on Share Acquisitions and Dispositions”.
“TSX” means the Toronto Stock Exchange.
“Top Up Option” has the meaning set forth under the heading “The Private Placement and Other Matters — Details of the Private Placement Agreement — First Tranche and Second Tranche Investments”.
“United States” and “U.S.” means the United States, its territories and possessions, any state of the United States and the District of Columbia.
“Warrant Determination Date” means the earlier of (i) the date upon which the Company, or a subsidiary of the Company, enters into an Approved OT Investment Contract, and (ii) October 27, 2009.
“YBCA” means the Yukon Business Corporations Act, as amended.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This Management Information Circular includes “forward-looking statements”. All statements, other than statements of historical fact, included in this Management Information Circular that address activities, events or developments that Ivanhoe expects or anticipates will or may occur in the future, including such things as future business strategy, goals, expansion and growth of Ivanhoe’s business and the OT Project, operations, plans and other such matters are forward-looking statements. When used in this Management Information Circular, the words “estimate’’, “plan’’, “anticipate’’, “expect’’, “intend’’, “believe’’ and similar expressions are intended to identify forward-looking statements.
These forward-looking statements include statements with respect to: fluctuation of mineral prices, foreign currency fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, political risks, statutory and regulatory compliance, changes to laws, regulations and permits governing operations and activities of mining companies, industrial accidents, labour disputes, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, repatriation of earnings to Canada from other jurisdictions, dependence on key management employees, conflicts of interest, significant and increasing competition in the mining industry, stock price and volume volatility and the timing of a future Approved OT Investment Contract. There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Management Information Circular. Although Ivanhoe believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Please refer to “Risk Factors” in this Management Information Circular. Readers should not place undue reliance on forward-looking statements.
INFORMATION FOR UNITED STATES SHAREHOLDERS
Shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under applicable U.S. securities laws. Shareholders should also be aware that requirements under Canadian laws may differ from requirements under United States corporate and securities laws relating to U.S. corporations. The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Ivanhoe exists under the laws of the Yukon Territory, that some or all of its officers and directors are not residents of the United States, and that all or a substantial portion of its assets may be located outside the United States. You may not be able to bring an action against a Canadian company or its officers or directors in a Canadian court for violations of applicable U.S. securities laws. It may be difficult to compel a Canadian company, its affiliates and non-resident individuals to subject themselves to a judgment by a U.S. court.
THE TRANSACTIONS CONTEMPLATED IN THIS MANAGEMENT INFORMATION CIRCULAR AND THE SECURITIES ISSUED OR ISSUABLE THEREUNDER HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS MANAGEMENT INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

SUMMARY OF THE MANAGEMENT INFORMATION CIRCULAR
The following is a summary of some of the information discussed in greater detail elsewhere in this Management Information Circular and the exhibits hereto. This summary may not contain all of the information about the Private Placement Agreement and the Rio Tinto Warrant Resolution that is important to you. For a more detailed description of the proposed transaction, we encourage you to read carefully this entire document, including the exhibits. In addition, we encourage you to read the information incorporated by reference into this Management Information Circular, which includes the full text of the Private Placement Agreement. You may obtain the information incorporated by reference into this Management Information Circular without charge by following the instructions in the section entitled “Additional Information”.
The Meeting
     Date, Time and Place
The Meeting will be held on November 30, 2006 at 9:00 a.m. (Vancouver time) at Pacific Rim Suite 1, Pan Pacific Hotel, 300 – 999 Canada Place, Vancouver, British Columbia, Canada.
     Purpose of the Meeting
This Management Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting.
The purpose of the Meeting is for the shareholders of Ivanhoe to consider and, if thought appropriate, pass the Rio Tinto Warrant Resolution approving the right of Rio Tinto, and/or any other member of the Rio Tinto Group to which any of such warrants may have been validly transferred, to exercise the Private Placement Warrants and the material effect on control of the Company resulting from the issuance of Common Shares upon the exercise of the Private Placement Warrants. The full text of the Rio Tinto Warrant Resolution is attached as Exhibit “A” to this Management Information Circular. The Rio Tinto Warrant Resolution is an ordinary resolution under the YBCA and will require an affirmative vote of not less than a majority (more than 50%) of the votes cast at the Meeting, excluding any votes of Rio Tinto.
The Private Placement Agreement
     First Tranche and Second Tranche Investments
On October 18, 2006, following unanimous approval of the Company’s board of directors, the Company entered into the Private Placement Agreement with Rio Tinto. On October 27, 2006, the First Tranche Investment by Rio Tinto was completed, pursuant to which the Company issued 37,089,883 Common Shares to Rio Tinto at a price of US$8.18 per share, for an aggregate subscription price of US$303,395,243. The First Tranche Investment represents 9.95% of the Common Shares of the Company issued and outstanding on the date of the Private Placement Agreement.
Rio Tinto has agreed to make the Second Tranche Investment, pursuant to which Rio Tinto will, subject to the terms and conditions of the Private Placement Agreement, purchase a further 46,304,473 Common Shares at a price of US$8.38 for an aggregate subscription price of US$388,031,484. Rio Tinto has also been granted the Top Up Option to increase the number of Common Shares in the Second Tranche Investment if the Basic Second Tranche Shares represent, upon issuance, less than 9.95% of the total number of Common Shares outstanding at the time of the Second Tranche Investment. Rio Tinto’s obligation to complete the Second Tranche Investment is subject to Ivanhoe or a subsidiary of Ivanhoe having obtained an Approved OT Investment Contract by October 27, 2009. Rio Tinto’s obligation to complete the Second Tranche Investment is also subject to shareholder approval of the Rio Tinto Warrant Resolution at the Meeting.

     Private Placement Warrants
On October 27, 2006, as part of the First Tranche Investment, the Company issued to Rio Tinto the Series A Warrants and the Series B Warrants. The Series A Warrants entitle Rio Tinto to purchase up to 46,026,522 Common Shares at a price of (A) US$8.38 during the period commencing on the date that the Rio Tinto Warrant Resolution is passed and ending 180 days following the Warrant Determination Date, and (B) US$8.54 during the period commencing 181 days after the Warrant Determination Date and ending on the date that is 365 days after the Warrant Determination Date.
The Series B Warrants entitle Rio Tinto to purchase up to 46,026,522 Common Shares at a price of (A) US$8.38 during the period commencing on the date that the Rio Tinto Warrant Resolution is passed and ending 180 days following the Warrant Determination Date; (B) US$8.54 during the period commencing on 181 days after the Warrant Determination Date and ending 365 days after the Warrant Determination Date; (C) US$8.88 during the period commencing 366 days after the Warrant Determination Date and ending 545 days after the Warrant Determination Date; and (D) US$9.02 during the period commencing 546 days after the Warrant Determination Date and ending 725 days after the Warrant Determination Date.
If all of the Private Placement Warrants are exercised, the Company will receive proceeds of between US$771 million and US$808 million, depending on the exercise price in effect when such Private Placement Warrants are exercised. If all of the Private Placement Warrants are exercised, Rio Tinto will own approximately 34.33% (33.35% on a fully diluted basis) of the Common Shares issued and outstanding as at the date of the Private Placement Agreement, after giving effect to the First Tranche Investment and the Second Tranche Investment. See “The Private Placement and Other Matters — Details of the Private Placement Agreement — Rio Tinto Pro Forma Holdings”.
The Private Placement Warrants will automatically terminate if the Rio Tinto Warrant Resolution is not approved by the Company’s shareholders at the Meeting.
     Pre-emptive Rights
Rio Tinto has been granted pre-emptive rights entitling Rio Tinto to participate in future issuances of Common Shares, including issues resulting from the exercise of securities convertible into Common Shares, on a basis sufficient to maintain its percentage shareholding interest in the Company on equivalent economic terms upon which any such Common Shares are issued to third parties. Rio Tinto’s pre-emptive rights are not applicable to the issuance of equity incentive securities to directors, employees and service providers of the Company under an approved equity incentive plan, shares issuable upon the exercise of convertible securities outstanding as of October 18, 2006 or any issuance of Common Shares or convertible securities made pro rata to all of the Company’s shareholders.
     Use of Proceeds
The Company has agreed that it will use not less than ninety (90%) percent of the proceeds from the issuance of Common Shares to Rio Tinto under the Private Placement Agreement to fund expenditures in furtherance of the OT Project.
     Restrictions on Share Acquisitions and Dispositions
Rio Tinto has agreed that, for a period of five years following closing of the First Tranche Investment, the Rio Tinto Group will not, subject to certain exceptions, engage in any Specified Activity or acquire directly or indirectly or hold more than 40% of the outstanding Common Shares and prior to the exercise in full of the Private Placement Warrants, the Rio Tinto Group will not acquire more than 6.65% of the issued and outstanding Common Shares from time to time. During the first year, Rio Tinto may not sell any Common Shares except to a member of the Rio Tinto Group or with the approval of the Company’s board of directors unless such sale is made pursuant to an Ivanhoe Control Transaction. If, after the first year but before the fifth year, Rio Tinto proposes to sell more than 5% of the outstanding Common Shares to any person other than a member of the Rio Tinto Group or an institutional investor who meets certain prescribed criteria and not pursuant to an Ivanhoe Control Transaction, the

Company will have the right, for a period of 60 days, to place such Common Shares on at least equivalent terms with a third party or parties selected by the Company and acceptable to Rio Tinto, acting reasonably.
     Rio Tinto Nomination of Directors and Appointment to the Audit Committee
Rio Tinto is entitled, but not obliged, to nominate directors to the Company’s board of directors in proportion to the Rio Tinto Group’s holdings of the issued and outstanding Common Shares. Rio Tinto has nominated Tom Albanese, Director, Group Resources of the Rio Tinto Group to be a director of the Company and it is anticipated that Mr. Albanese will be appointed to Ivanhoe’s board of directors on November 10, 2006.
When Rio Tinto is entitled to nominate more than one director, at least half of Rio Tinto’s nominees must be “independent directors” within the meaning of applicable securities laws. Rio Tinto will also be entitled to nominate one financially literate and independent director to the Company’s audit committee.
     Joint Technical Committee and Project Participation Rights
Rio Tinto and the Company have agreed to establish a Technical Committee to manage all aspects of the engineering, construction, development and operation of the OT Project. Through the Technical Committee, Ivanhoe and Rio Tinto will cooperatively oversee and supervise all operations in respect of the OT Project. The Technical Committee will consist of two members from the Company, two members from Rio Tinto and a fifth member who will act as chair of the Technical Committee and senior manager of the OT Project. Ivanhoe has the right to appoint the chair of the Technical Committee for the first five years following closing of the First Tranche Investment. After five years, Rio Tinto will have the right to appoint the chair of the Technical Committee and senior manager of the OT Project. During the first five years, certain material decisions of the Technical Committee will require the unanimous approval of all of the representatives of Rio Tinto and Ivanhoe on the Technical Committee.
Subject to the negotiation of mutually acceptable technical services agreements, Rio Tinto has agreed that Ivanhoe may, from time to time, request the Rio Tinto Group’s assistance with certain matters pertaining to the development and operation of the OT Project including engineering, mine planning and design, metallurgical and process design, procurement of plant and equipment and environmental planning and management. Rio Tinto will also be entitled to participate in the Company’s negotiations with the Government of Mongolia for an OT Investment Contract. Rio Tinto has also been granted a right of first refusal in respect of any proposed disposition of Ivanhoe’s interest in the OT Project.
Covenants of the Company’s Principal Shareholder
Under the terms of a shareholders’ agreement dated October 18, 2006 between the Company’s principal shareholder Robert M. Friedland and Rio Tinto, Mr. Friedland has agreed to vote all of the Common Shares he beneficially owns, directly or indirectly, at the Meeting in favour of the Rio Tinto Warrant Resolution and, for a period of five years, in favour of any other matters contemplated by the Private Placement Agreement in respect of which the approval of the Company’s shareholders is required or otherwise sought. Mr. Friedland has also granted to Rio Tinto, for a period of five years and subject to certain limited exceptions, a right of first refusal over, and/or a right of placement with third parties in relation to, Common Shares of which he or any of his affiliates intend to dispose.
Reason for the Rio Tinto Warrant Resolution
The issuance of Common Shares upon the exercise by Rio Tinto of the Private Placement Warrants would, under the rules and policies of the TSX, materially affect control of the Company. Accordingly, it is a condition of the TSX’s acceptance of the transactions contemplated by the Private Placement Agreement that, before the Private Placement Warrants are exercised, the right of Rio Tinto, and/or any other member of the Rio Tinto Group to which any of such warrants may have been validly transferred, to exercise the Private Placement Warrants, and the material effect on control of the Company resulting from the issuance of Common Shares upon the exercise of the Private Placement Warrants, be approved by the shareholders of the Company (other than Rio Tinto). At the Meeting, the Company’s shareholders will be asked to consider, and if deemed appropriate, approve the Rio Tinto Warrant Resolution set out in Exhibit “A” to this Management Information Circular. If the shareholders do not approve the Rio Tinto Warrant Resolution, the Private Placement Warrants will automatically terminate. Rio Tinto will no longer be obliged to complete the Second Tranche Investment if shareholder approval of the Rio Tinto Warrant Resolution is not given.
Recommendation of the Company’s Board of Directors
One of the key considerations that the Company took into account in evaluating its strategic options for the development and financing of the OT Project was the potential benefit of securing the participation of a major international mining company, and the perceived advantages of doing so heavily influenced the Company’s decision to enter into the Private Placement Agreement with Rio Tinto. With respect to the Rio Tinto Group, these advantages include Rio Tinto’s financial resources, its broad experience with industry practices, its technical expertise in the engineering, design, construction and operation of underground block caving, its experience in negotiating joint ventures and investment agreements with governments, as well as its overall experience in mining and marketing. The Company also recognized the Rio Tinto Group’s success over a long period of time and its corporate leadership role in mining and sustainable development.
The First Tranche Investment represents a significant initial financial commitment to the OT Project by the Rio Tinto Group and the anticipated future completion of the Second Tranche Investment, and the exercise by Rio Tinto of the Private Placement Warrants are opportunities for the Company and its shareholders to further secure Rio Tinto’s long term commitment to the OT Project and to further mitigate financing risk related to the OT Project.
Based upon the foregoing and all relevant considerations, the Company’s board of directors unanimously recommends that the Company’s shareholders approve the Rio Tinto Warrant Resolution.

GENERAL PROXY INFORMATION
Solicitation of Proxies
This Management Information Circular is furnished to the holders of Common Shares (“shareholders”) of the Company by management of the Company in connection with the solicitation of proxies to be voted at the Meeting to be held at 9:00 a.m. (Vancouver time), on November 30, 2006 in the Pacific Rim Suite 1, Pan Pacific Hotel, 300 – 999 Canada Place, Vancouver, British Columbia, and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.
The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. All costs of this solicitation will be borne by the Company.
The board of directors of the Company has fixed the close of business on October 31, 2006 as the Record Date, being the date for the determination of the registered shareholders entitled to receive notice of, and to vote at, the Meeting.
Unless otherwise stated, the information contained in this Management Information Circular is given as of October 30, 2006. All dollar amounts are expressed in Canadian dollars (“Cdn$”) or United States dollars (“US$”) as indicated.
Appointment of Proxyholders
A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.
The individuals named in the enclosed form of proxy are directors and/or officers of the Company. A shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the enclosed form of proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy.
A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.
An appointment of a proxyholder or alternate proxyholders will not be valid unless a form of proxy making the appointment, signed by the shareholder or by an attorney of the shareholder authorized in writing, is deposited with CIBC Mellon Trust Company, by facsimile to (416) 368-3976 or 1-866-781-3111, by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1 or P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by hand to Suite 1600, The Oceanic Plaza, 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6, and received by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.
Revocation of Proxies
A shareholder who has given a proxy may revoke the proxy:
(a)	by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing;

(i)	with CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used;
(ii)	at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the Proxy is to be used; or
(iii)	with the chairman of the Meeting on the day of the Meeting or an adjournment thereof; or
(b)	in any other manner provided by law.
A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.
Exercise of Discretion
The persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction in respect of a particular matter, such Common Shares will be voted in favour of such matter. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date of this Management Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxyholders.
Votes Necessary to Pass Resolutions
The Company’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by proxy the holder or holders of, Common Shares carrying, in the aggregate, not less than thirty-three and one-third (33-1/3%) percent of the votes eligible to be cast at the Meeting.
Under the YBCA, a majority of the votes cast by shareholders at a meeting is required to pass an ordinary resolution and a majority of two-thirds of the votes cast at a meeting is required to pass a special resolution.
At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass the Rio Tinto Warrant Resolution. The Rio Tinto Warrant Resolution is an ordinary resolution and requires approval by a majority of the votes cast by shareholders at the Meeting (excluding any votes cast by Rio Tinto).
Voting by Non-Registered Shareholders
Only registered shareholders of the Company or the persons they appoint as their proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either:
(i)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or
(ii)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Management Information Circular and a form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either be given:
(a)	a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or
(b)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or P.O. Box 721, Agincourt, Ontario, M1S 0A1.
In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder’s name or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
A Non-Registered Shareholder may revoke a form of proxy or voting instruction form given to an Intermediary by contacting the Intermediary through which the Non-Registered Shareholder’s Common Shares are held and following the instructions of the intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.
Voting Shares and Principal Holders
The Company’s authorized capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares without par value (“Preferred Shares”).
As of October 30, 2006, there were 373,062,880 fully paid and non-assessable Common Shares issued and outstanding, each carrying the right to one vote. As of October 30, 2006, there were no Preferred Shares issued or outstanding. On October 27, 2006, the Company issued 37,089,883 Common Shares to Rio Tinto, representing 9.95% of the Company’s issued and outstanding Common Shares as at the date of the Private Placement Agreement. Votes cast at the Meeting in respect of any Common Shares beneficially owned by the Rio Tinto Group will not be counted in determining whether or not the Rio Tinto Warrant Resolution has been passed by the requisite majority of the votes cast.
A holder of record of one or more Common Shares on the securities register of the Company on the Record Date who either attends the Meeting personally or deposits a proxy in the manner and subject to the provisions described above will be entitled to vote or to have such Common Shares voted at the Meeting, except to the extent that:
(a)	the shareholder has transferred the ownership of any such Common Shares after the Record Date; and
(b)	the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred Common Shares and makes a demand to CIBC Mellon Trust Company no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.
To the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares, the approximate number of Common Shares so owned, controlled or directed and the percentage of voting shares of the Company represented by such Common Shares and the Common Share ownership by the current directors and senior officers of the Company as a group are:

	Number of Common Shares owned,		Percentage of Common
Name of shareholder	controlled or directed		Shares outstanding
Robert M. Friedland Singapore	100,834,334	(1)	27.03%
Directors and senior officers as a group (2)	101,847,367	(3)	27.30%

(1)	Common Shares are held directly (as to 19,810,801 Common Shares) and indirectly through Newstar Securities SRL (as to 30,701,000 shares), a company beneficially owned and controlled by Mr. Friedland, and Goldamere Holdings SRL (as to 50,322,533 shares), a company beneficially owned and controlled as to 91.91% by Mr. Friedland. Common Shares held directly and indirectly by Mr. Friedland do not include 2,000,000 unissued Common Shares issuable upon the exercise of incentive stock options.

(2)	Common Shares held by the directors and senior officers as a group do not include 9,065,600 unissued Common Shares issuable upon the exercise of incentive stock options.

(3)	Includes 100,834,334 Common Shares held, directly and indirectly, by Robert M. Friedland.
Interest of Certain Persons in Matters to be Acted Upon
No person who has been a director or senior officer of the Company at any time since the beginning of its last completed financial year, or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular.
Under the terms of a shareholders’ agreement dated October 18, 2006 between the Company’s principal shareholder Robert M. Friedland and Rio Tinto, Mr. Friedland has agreed to vote all of the Common Shares he beneficially owns, directly or indirectly, at the Meeting in favour of the Rio Tinto Warrant Resolution and, for a period of five years, in favour of any other matters contemplated by the Private Placement Agreement in respect of which the approval of the Company’s shareholders is required or otherwise sought. Mr. Friedland has also granted to Rio Tinto, for a period of five years and subject to certain limited exceptions, a right of first refusal over, and/or a right of placement with third parties in relation to, Common Shares of which he or any of his affiliates intend to dispose. See “The Private Placement and Other Matters — Covenants of the Company’s Principal Shareholder”.

RISK FACTORS
Shareholders should carefully consider the risk factors set forth in the section entitled “General Development of the Business — Risk Factors” on pages 15 to 23 in the Company’s Annual Information Form for the year ended December 31, 2005 which are incorporated by reference in this Management Information Circular, as well as the risk factors set forth below.
As a result of the rights to acquire Common Shares and other rights granted to Rio Tinto under the Private Placement Agreement, Rio Tinto has the ability to significantly influence the business and affairs of the Company
Rio Tinto’s First Tranche Investment in the Company, together with the additional rights granted to Rio Tinto to obtain additional Common Shares pursuant to the Second Tranche Investment and exercise of the Private Placement Warrants, will give Rio Tinto the voting power to significantly influence the policies, business and affairs of the Company and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of the Company’s assets. Subject to certain limited exceptions, Rio Tinto also has a right of first refusal with respect to any proposed disposition by the Company of an interest in the OT Project. Rio Tinto’s share position in the Company and its right of first refusal with respect to the OT Project may have the effect of delaying, deterring or preventing an Ivanhoe Control Transaction that otherwise could result in a premium in the market price of the Common Shares in the future.
Rio Tinto will also be able to significantly influence the management, development and operation of the OT Project through its representatives on the Technical Committee, which will manage all aspects of the OT Project. Provided Rio Tinto maintains a minimum level of shareholding in the Company, Rio Tinto’s appointees to the Technical Committee will have a veto over certain specified material decisions during the five year period following closing of the First Tranche Investment, and, thereafter, Rio Tinto appointees will represent a majority of the members of the Technical Committee and will thereby be entitled to control the ongoing decisions made by the Technical Committee.
The Company may be unsuccessful in obtaining an Approved OT Investment Contract
Certain concessions and accommodations that the Company is seeking from the Government of Mongolia respecting taxation, fiscal, legal and other matters germane to the development and operation of the OT Project may be inconsistent with, or not recognized by, the prevailing laws of Mongolia and the Government of Mongolia may be unable or unwilling to take the executive or legislative action necessary in order to grant all of the concessions and accommodations sought by the Company to be included in an OT Investment Contract. Rio Tinto’s obligation to complete the Second Tranche Investment is subject to the Company having obtained an Approved OT Investment Contract. Until an Approved OT Investment Contract with the Government of Mongolia is finalized and approved, it is not possible to predict to what extent the Company will be successful in obtaining an Approved OT Investment Contract. Any significant delay in successfully concluding an Approved OT Investment Contract will have the effect of extending the exercise dates of the Private Placement Warrants. See “Details of the Private Placement Agreement — Private Placement Warrants”.
If the Second Tranche Investment is not completed and the Private Placement Warrants are not exercised there can be no assurance that the Company will be capable of raising the additional funding that it needs to develop the OT Project into an operating mine
The ongoing development of the OT Project depends upon the Company having access to the financial resources necessary to fund the requisite development expenditures. If the Second Tranche Investment is not completed and/or the Private Placement Warrants are not exercised by Rio Tinto, there is no assurance that the Company will be successful in obtaining financing from other sources necessary for development of the OT Project, on favourable terms or at all. Failure to obtain such additional financing on a timely basis may cause the Company to postpone its development plans, forfeit rights in some or all its properties or joint ventures or reduce or terminate some or all of its operations.

New directors of the Company appointed by Rio Tinto may be officers and/or directors of Rio Tinto Group companies or other mineral resource companies and there is the potential that such directors will encounter conflicts of interest while acting in the capacity of directors of the Company
Rio Tinto is entitled to nominate directors to the board of directors of the Company in proportion to the Rio Tinto Group’s holdings of the Company’s issued and outstanding Common Shares from time to time. Certain of these nominees are or may be directors or officers of, or have significant shareholdings in, Rio Tinto Group companies or other mineral resource companies and, to the extent that such companies may engage in business relationships with the Company, the directors of the Company appointed by Rio Tinto may have conflicts of interest in negotiating and concluding terms of such relationships. Such companies may also compete with the Company for the acquisition of mineral property interests. In the event that any such conflict of interest arises, a director who has such a conflict must disclose the conflict to a meeting of the directors of the Company and abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the YBCA, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at the time.
THE PRIVATE PLACEMENT AND OTHER MATTERS
Rio Tinto Warrant Resolution
The Company’s shareholders will be asked to consider and, if deemed appropriate, pass the Rio Tinto Warrant Resolution in the form attached as Exhibit “A” to this Management Information Circular.
Background of the Private Placement
For several years, the Company has been assessing strategic alternatives for the development and financing of the OT Project. One alternative that has been under continuing consideration by the Company has been to secure as the Company’s strategic partner an international mining or metals trading company or other qualified institution having the relevant experience and resources to help ensure the successful development of the OT Project.
The Company has been engaged over the past several years in discussions with a number of major international mining companies who have expressed an interest in forming a strategic partnership for the development of the OT Project and its related infrastructure. During August and September 2006 the Company intensified its discussions and negotiations with several potential strategic partners.
The Company identified the Rio Tinto Group as a global mining leader capable of making a significant investment in the Company as well as being positioned to participate in, and bring important benefits to, the planning and construction of the OT Project. The Rio Tinto Group was considered to be a leading candidate to form a strategic partnership with the Company because of its financial resources, its broad experience with best industry practices, its technical expertise in the engineering, design, construction and operation of mines using underground block caving techniques, its experience in negotiating joint ventures and investment agreements with governments, as well as its overall experience in mining and marketing. The Company also recognized the Rio Tinto Group’s success over a long period of time and its corporate leadership role in mining and sustainable development.
Negotiations with Rio Tinto commenced during the week of September 4, 2006. Senior executives of the Company and Rio Tinto met numerous times prior to October 18, 2006 to discuss the principal terms and conditions of the proposed transaction. Rio Tinto representatives also conducted due diligence activities in Vancouver and Mongolia. The independent directors of the Company were briefed on the ongoing negotiations by Ivanhoe management at a meeting held on September 20, 2006. A meeting of the Company’s board of directors was held on October 4, 2006, during which the board of directors was briefed by senior management on the status of the negotiations and authorized management to proceed to finalize an agreement with Rio Tinto as soon as possible. Senior executives of the Company and Rio Tinto, their respective legal counsel, and the Company’s financial advisers met numerous times during the negotiation process, resulting in the finalization and announcement of the Private Placement Agreement on October 18, 2006.
On October 17, 2006, the board of directors of the Company unanimously approved the Private Placement Agreement. On October 18, 2006, the Company and Rio Tinto entered into the Private Placement Agreement. On October 27, 2006 the First Tranche Investment by Rio Tinto was completed. Rio Tinto has agreed, subject to the fulfillment of certain conditions, to make the Second Tranche Investment. See “Details of the Private Placement Agreement — First Tranche and Second Tranche Investments”.
Purpose of the Rio Tinto Warrant Resolution
Under the rules and policies of the TSX, shareholder approval is normally required for transactions involving the issuance of equity securities that materially affect control of a listed company. Under the rules and policies of the TSX, a transaction “materially affects control” if it gives any security holder or combination of security holders acting together the ability to influence the outcome of a vote of security holders, including the ability to block significant transactions. A transaction that results, or could result, in a new holding of more than 20% of the voting securities by one security holder or combination of security holders acting together is generally considered to materially affect control, unless the circumstances indicate otherwise. Transactions resulting in a new holding of less than 20% of the voting securities may also materially affect control, depending on the circumstances.
Rio Tinto currently holds 9.942% of the Company’s issued and outstanding Common Shares and, following the completion of the Second Tranche Investment, will hold approximately 19.9% of the issued and outstanding Common Shares. Rio Tinto’s combined shareholding pursuant to the First Tranche Investment is, and upon completion of the Second Tranche Investment, will be, less than 20% of the issued and outstanding Common Shares and Robert M. Friedland will remain the Company’s largest shareholder. Accordingly, the issuance of Common Shares to Rio Tinto pursuant to the First Tranche Investment and the Second Tranche Investment is not a transaction that materially affects control under the rules and policies of the TSX. However, if Rio Tinto and/or any other member of the Rio Tinto Group to which any of such warrants may have been validly transferred fully exercises the Private Placement Warrants, Rio Tinto would hold approximately 34.33% (33.35% on a fully diluted basis) of the issued and outstanding Common Shares and would become the Company’s largest shareholder. Therefore, the exercise by Rio Tinto and/or by any other member of the Rio Tinto Group to which any of such warrants may have been validly transferred of the Private Placement Warrants would materially affect control of the Company under the rules and policies of the TSX and, accordingly, it is a condition of the TSX’s acceptance of the transactions contemplated by the Private Placement Agreement that, before the Private Placement Warrants are exercised, Rio Tinto’s right to exercise the Private Placement Warrants, and the material effect on control of the Company resulting from the issuance of Common Shares upon the exercise of the Private Placement Warrants, be approved by the shareholders of the Company (other than Rio Tinto). Under the terms of the Private Placement Agreement, if shareholder approval is not received, the Private Placement Warrants will automatically terminate. Rio Tinto will no longer be obliged to complete the Second Tranche Investment if shareholder approval of the Rio Tinto Warrant Resolution is not given.
Recommendation of the Company’s board of directors
One of the key considerations that the Company took into account in evaluating its strategic options for the development and financing of the OT Project was the potential benefit of securing the participation of a major international mining company, and the perceived advantages of doing so heavily influenced the Company’s decision to enter into the Private Placement Agreement with Rio Tinto. See “Background of the Private Placement”.
The First Tranche Investment represents a significant initial financial commitment to the OT Project by the Rio Tinto Group and the anticipated future completion of the Second Tranche Investment, and the exercise by Rio Tinto of the Private Placement Warrants are opportunities for Ivanhoe and its shareholders to further secure Rio Tinto’s long term commitment to the OT Project and to further mitigate financing risk related to the OT Project.
Based upon the foregoing and all relevant considerations, the Company’s board of directors unanimously recommends that the Company’s shareholders approve the Rio Tinto Warrant Resolution.

Information concerning the Rio Tinto Group
The Rio Tinto Group is a multi-national mining and resources group founded in 1873. The Rio Tinto Group combines Rio Tinto plc (incorporated in England) and Rio Tinto Limited (incorporated in Victoria, Australia) in a dual listed companies (“DLC”) structure as a single economic entity. Nevertheless, both companies remain legal entities with separate share listings and registers. Rio Tinto Limited is listed on the Australian Stock Exchange and Rio Tinto plc is listed on the London Stock Exchange and, through American Depositary Receipts, the New York Stock Exchange. The two companies are directed by a common board of directors and the DLC structure is designed to place shareholders of both companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both companies.
The Rio Tinto Group is one of the world’s leading mining groups with more than 30,000 employees in 30 businesses that control more than 80 active operations and six exploration regions globally. The Rio Tinto Group’s major products include aluminium, copper, diamonds, coal, uranium, gold, industrial minerals (borates, titanium dioxide, salt and talc) and iron ore. The Rio Tinto Group owns or shares an interest in many of the world’s largest mineral deposits, including the Grasberg copper-gold mine in Indonesia, the Escondida copper mine in Chile, the Bingham Canyon copper-gold mine and copper smelter in Utah, United States, the Resolution copper-molybdenum development project in Arizona, United States, and other copper mines in Australia and South Africa. The Rio Tinto Group is also a major supplier of minerals into Asian markets.
Details of the Private Placement Agreement
The following is a summary of the material terms of the Private Placement Agreement and is qualified in its entirety by reference to the specific terms of the Private Placement Agreement, a copy of which has been filed on SEDAR and is incorporated by reference in this Management Information Circular. See “Additional Information” below.
     First Tranche and Second Tranche Investments
The First Tranche Investment by Rio Tinto was completed on October 27, 2006. At closing of the First Tranche Investment, the Company issued to Rio Tinto 37,089,883 Common Shares at a price of US$8.18 per share for an aggregate subscription price of US$303,395,243. The First Tranche Investment represented 9.95% of the issued and outstanding Common Shares on the date of the Private Placement Agreement.
Rio Tinto has agreed, subject to the fulfillment of certain conditions, or earlier at its election, to make the Second Tranche Investment, pursuant to which Rio Tinto will purchase a further 46,304,473 Common Shares (the “Basic Second Tranche Shares”) at a price of US$8.38 for an aggregate subscription price of US$388,031,484. Rio Tinto has also been granted the option (the “Top Up Option”) pursuant to which, for as long as it has the right to make the Second Tranche Investment, it may subscribe for a number of additional Common Shares that, when aggregated with the Basic Second Tranche Shares, represents upon issuance 9.95% of the total issued and outstanding amount of the Common Shares as of such date. If the Top Up Option is exercised, the Common Shares issued pursuant to the Top Up Option will be issued at a subscription price equal to: (a) US$8.38, or (b) if, prior to Rio Tinto giving notice that it is exercising the Top Up Option, Rio Tinto fully exercises its pre-emptive anti-dilution rights under the Private Placement Agreement, an amount equal to the lesser of (i) US$8.38, or (ii) the closing market price on the TSX on the date Rio Tinto gives notice that it is exercising the Top Up Option.
Rio Tinto’s obligation to complete the Second Tranche Investment is subject to fulfillment of all conditions under the Private Placement Agreement, including in particular the Company, or a subsidiary of the Company, having obtained an Approved OT Investment Contract. Rio Tinto is not obliged to complete the Second Tranche Investment if the shareholders of the Company do not approve the Rio Tinto Warrant Resolution. Rio Tinto has the right to elect, at any time prior to the third anniversary of the closing date of the First Tranche Investment, to complete the Second Tranche Investment in the absence of an Approved OT Investment Contract. The closing of the Second Tranche Investment is to occur on the earlier of twenty business days following the date that an Approval OT Investment Contract is obtained and ten business days after Rio Tinto notifies the Company of its election to complete the Second Tranche Investment in the absence of an Approved OT Investment Contract.

     Private Placement Warrants
In conjunction with and immediately following the First Tranche Investment on October 27, 2006, the Company issued to Rio Tinto the Series A Warrants and the Series B Warrants. The Series A Warrants are non-transferable (except to other members of the Rio Tinto Group) and, subject to shareholder approval of the Rio Tinto Warrant Resolution, entitle Rio Tinto to purchase up to 46,026,522 Common Shares at a price of (A) US$8.38 for proceeds of up to US$385,702,254 during the period commencing on the date that the Rio Tinto Warrant Resolution is passed and ending 180 days following the Warrant Determination Date, and (B) US$8.54 for proceeds of up to US$393,066,498 during the period commencing 181 days after the Warrant Determination Date and ending 365 days after the Warrant Determination Date.
The Series B Warrants are non-transferable (except to other members of the Rio Tinto Group) and entitle Rio Tinto, subject to shareholder approval of the Rio Tinto Warrant Resolution, to purchase up to 46,026,522 Common Shares at a price of (A) US$8.38 for proceeds of up to US$385,702,254 during the period commencing on the date that the Rio Tinto Warrant Resolution is passed and ending 180 days following the Warrant Determination Date; (B) US$8.54 for proceeds of up to US$393,066,498 during the period commencing 181 days after the Warrant Determination Date and ending 365 days after the Warrant Determination Date; (C) US$8.88 for proceeds of up to US$408,715,515 during the period commencing 366 days after the Warrant Determination Date and ending 545 days after the Warrant Determination Date; and (D) US$9.02 for proceeds of up to US$415,159,228 during the period commencing 546 days after the Warrant Determination Date and ending 725 days after the Warrant Determination Date.
If all of the Series A Warrants and Series B Warrants are exercised, the Company will receive proceeds of between US$771 million and US$808 million, depending on the exercise price in effect when such Private Placement Warrants are exercised. If all of the Series A Warrants and Series B Warrants are exercised, Rio Tinto will own approximately 34.33% (33.35% on a fully diluted basis) of the Common Shares issued and outstanding as at the date of the Private Placement Agreement, after giving effect to the First Tranche Investment and the Second Tranche Investment and the exercise of the Series A Warrants and Series B Warrants.
The Series A Warrants and Series B Warrants automatically terminate if the Rio Tinto Warrant Resolution does not receive approval of the Company’s shareholders at the Meeting.
     Pre-emptive Rights
If, after completion of the First Tranche Investment, the Company proposes or is required to issue additional Common Shares (a “Dilution Event”) other than certain exempt issuances, it will offer to Rio Tinto the option to purchase up to that number of additional Common Shares that would result in Rio Tinto maintaining its percentage ownership of Common Shares that it held immediately prior to the Dilution Event at a subscription price (i) where the consideration for the Common Shares issued pursuant to the Dilution Event is cash, equal to the cash consideration for which the Common Shares were issued pursuant to the Dilution Event, or (ii) where the consideration for the Common Shares issued pursuant to the Dilution Event is other than cash, equal to the volume-weighted average trading price of a Common Share during the ten trading days immediately preceding the date of the public announcement of the Dilution Event or the date upon which the Common Shares were issued pursuant to the Dilution Event, whichever is earlier. Rio Tinto’s pre-emptive rights will be exercisable quarterly except where a Dilution Event would result in the aggregate percentage interest of the Rio Tinto Group in the total number of issued and outstanding Common Shares being reduced by more than 1% or where the Dilution Event is publicly announced or completed on or after the public announcement, but before the completion of, an Ivanhoe Control Transaction.
If, before the Series A Warrants and the Series B Warrants are fully exercised or expire, Rio Tinto exercises its right to purchase all or part of the Common Shares to which it is entitled in respect of its pre-emptive rights under the Private Placement Agreement, Rio Tinto will also be entitled to receive, for no additional consideration, anti-dilution warrants from the Company that would result in Rio Tinto having the right to acquire, pursuant to the exercise of all outstanding Series A Warrants, Series B Warrants and anti-dilution warrants, a number of Common Shares that, upon issuance, would represent the same percentage of the outstanding Common Shares that Rio Tinto would have owned if all of the then outstanding Series A Warrants, Series B Warrants and anti-dilutive warrants had been fully exercised before the Dilution Event. Each anti-dilution warrant will entitle Rio Tinto to purchase one Common Share at a price equal to the issue price of the Common Shares issued pursuant to the Dilution Event.
Rio Tinto’s pre-emptive rights do not apply to (i) equity incentive securities or equity compensation securities in favour of directors, officers or service providers of the Company pursuant to an equity incentive plan adopted by the Company and approved by its shareholders, (ii) the exercise of any convertible securities of the Company outstanding as at October 18, 2006, or (iii) any issuance of securities made to all holders of Common Shares on a pro rata basis.
     Use of Proceeds
The Company has agreed with Rio Tinto that it will use not less than ninety (90%) percent of the proceeds from the sale of Common Shares under the Private Placement Agreement, including the First Tranche Investment and the Second Tranche Investment and the Private Placement Warrants, to fund expenditures for the OT Project.
     Registration Rights
On October 27, 2006, the Company and Rio Tinto entered into a registration rights agreement pursuant to which the Company agreed to provide Rio Tinto with registration rights in respect of the Common Shares of the Company held by Rio Tinto from time to time.
At any time after the first anniversary of the closing of the First Tranche Investment, the Company will, at Rio Tinto’s written request, file a registration statement with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) relating to all of the Common Shares of the Company in respect of which Rio Tinto has requested such registration. Rio Tinto is entitled to request up to five demand registrations provided that: (i) the aggregate sales price of any Common Shares of the Company to be registered pursuant to a demand registration must be equal to or greater than US$35 million; (ii) no more than two demand registrations may be requested in any twelve month period; and (iii) no request for a demand registration may be made within 90 days of the date of effectiveness of any other registration statement filed by the Company pursuant to the registration rights agreement.
If, at any time, the Company files a registration statement under the U.S. Securities Act, Rio Tinto will be entitled, subject to certain exceptions, to exercise “piggyback” registration rights requiring the Company to include in any such registration that number of Common Shares of the Company held by Rio Tinto as Rio Tinto may request, subject only to certain prescribed limitations provided in the registration rights agreement.
     Restrictions on Share Acquisitions and Dispositions
Rio Tinto has agreed that it will not, for a period of one year following the closing of the First Tranche Investment, dispose of any of its Common Shares, unless such disposition is made with the consent of the Company, pursuant to an Ivanhoe Control Transaction or to another member of the Rio Tinto Group. Thereafter, until October 18, 2011, if Rio Tinto intends to dispose of Common Shares representing 5% or more of the total number of Common Shares then issued and outstanding to any person other than a member of the Rio Tinto Group or an institutional investor that meets certain prescribed criteria under the Private Placement Agreement, the Company will have the right, for a period of at least sixty days, to arrange for the sale of such Common Shares to a third party selected by the Company and acceptable to Rio Tinto, acting reasonably, on the same terms upon which Rio Tinto intended to dispose of such Common Shares, failing which Rio Tinto may dispose of such Common Shares.
Rio Tinto has agreed that, until October 18, 2011, the Rio Tinto Group will not without the prior written consent of the Company (i) except as specifically contemplated or permitted by the terms of the Private Placement Agreement, engage in any Specified Activity (as defined below); (ii) acquire more than 6.65% of the issued and outstanding Common Shares before fully exercising the Private Placement Warrants (unless otherwise permitted by the terms of the Private Placement Agreement); or (iii) after having fully exercised all of the Private Placement Warrants, acquire additional Common Shares that would result in the Rio Tinto Group holding in excess of 40% of the Company’s then outstanding Common Shares. These restrictions will not apply to Common Share acquisitions made pursuant to the exercise by Rio Tinto of its right of first refusal to purchase any Common Shares Robert M.

Friedland intends to sell (as described below under the heading “Covenants of the Company’s Principal Shareholder”) to any third party other than an institutional investor who meets certain prescribed criteria under the Private Placement Agreement.
A “Specified Activity” means any action by a member of the Rio Tinto Group to (i) make a takeover bid or a tender offer or participate as a bidder in any takeover bid or tender offer for any or all issued and outstanding Common Shares or convertible securities of the Company; (ii) otherwise acquire any Common Shares or convertible securities of the Company or any rights or options to acquire any Common Shares or convertible securities of the Company; (iii) propose any merger, statutory arrangement or business combination between Ivanhoe and any member of the Rio Tinto Group; (iv) make any solicitation of proxies to vote any Common Shares; or (v) form, join or in any way participate in a “group” within the meaning of Section 13(d)(3) of the U.S. Exchange Act with respect to any of the foregoing.
If, at any time, a person or persons jointly or in concert (other than a member of the Rio Tinto Group or a person that is not at arm’s length to the Rio Tinto Group), publicly announces its intention to commence an Ivanhoe Control Transaction, or the Company publicly announces that its board of directors has approved an agreement which contemplates an Ivanhoe Control Transaction, the Rio Tinto Group will be immediately released from the foregoing restrictions but only for the limited purpose of giving the Rio Tinto Group a reasonable opportunity to propose to the Company and/or commence an alternative Ivanhoe Control Transaction.
     Rio Tinto Nomination of Directors and Appointment to the Audit Committee
Under the Private Placement Agreement, Rio Tinto will be entitled, but not obliged, to nominate a number of qualified individuals for appointment or election, from time to time, to the Company’s board of directors that is proportionate to the percentage of issued and outstanding Common Shares held by the Rio Tinto Group from time to time. Where the number of directors that Rio Tinto is entitled to nominate is not a whole number, such number will be rounded up to the nearest whole number if such number ends with a figure of .5 or greater or rounded down to the nearest whole number if such number ends with a figure less than .5. Rio Tinto has nominated Tom Albanese, Director, Group Resources of the Rio Tinto Group to be a director and it is expected that Mr. Albanese will be appointed to Ivanhoe’s board of directors on November 10, 2006. The Private Placement Agreement provides that when Rio Tinto is entitled to nominate more than one director, at least half of Rio Tinto’s nominees must qualify as “independent” directors within the meaning of applicable securities laws. Rio Tinto will always be entitled to nominate as one of its representatives on the Company’s board of directors an individual who does not necessarily qualify as independent. Rio Tinto will also be entitled to nominate one financially literate and independent director to the audit committee of the Company. At all times the board of directors of the Company shall consist of at least ten directors.
     Establishment of Joint Technical Committee and Project Participation Rights
Rio Tinto and the Company have agreed to establish a Technical Committee to manage all aspects of the engineering, construction, development and operation of the OT Project. Ivanhoe and Rio Tinto will, through the Technical Committee, cooperatively oversee and supervise all operations in respect of the OT Project. All material activities and operations in respect of the OT Project must be approved by the Technical Committee before they are undertaken.
The Technical Committee will consist of two members from the Company, two members from Rio Tinto and a fifth member who will act as chair of the Technical Committee and senior manager of the OT Project. The chair of the Technical Committee will be an individual reasonably acceptable to both Ivanhoe and Rio Tinto. Ivanhoe has the right to appoint the chair of the Technical Committee for the first five years following closing of the First Tranche Investment. The Company’s President and Chief Executive Officer, John Macken, will serve as the first chair of the Technical Committee and senior manager of the OT Project. After five years, Rio Tinto will have the right to appoint the chair of the Technical Committee and senior manager of the OT Project. Rio Tinto’s right to appoint members and be represented on the Technical Committee will terminate if, at any time during the period from the closing of the First Tranche Investment until the earlier of (i) the closing of the Second Tranche Investment, and (ii) the third anniversary of the closing of the First Tranche Investment, the Rio Tinto Group beneficially owns, in the aggregate, a number of Common Shares that is less than the number of Common Shares issued pursuant to the First

Tranche Investment. Thereafter, Rio Tinto’s right to appoint members and be represented on the Technical Committee will terminate if, at any time, the Rio Tinto Group beneficially owns, in aggregate, a number of Common Shares that is less than the aggregate number of Common Shares issued pursuant to the First Tranche Investment and the Basic Second Tranche Shares issued pursuant to the Second Tranche Investment.
Any decision of the Technical Committee in respect of which a consensus cannot be reached among its members will be subject to a vote where each of the five members has one vote.
During the five year period following the closing of the First Tranche Investment, the unanimous consent of all Technical Committee members will be required for matters involving (i) asset or property acquisitions or contractual commitments requiring expenditures exceeding US$100 million, (ii) acquisitions of interests in land or mineralization within the geographical areas comprising the OT Project requiring expenditures exceeding US$10 million, or (iii) any material amendments to the existing OT Project long term mine plan or the adoption of any new long term mine plan.
     Technical Assistance
For as long as Rio Tinto is represented on the Technical Committee, the Company may request Rio Tinto’s assistance, and Rio Tinto will, subject to the parties negotiating mutually acceptable technical services agreements, provide such assistance with respect to certain matters pertaining to the development and operation of the OT Project including engineering, mine planning and design, metallurgical and process design, procurement of plant and equipment and environmental planning and management. During the five year period following the closing of the First Tranche Investment, these services will be provided to the Company at Rio Tinto’s out-of-pocket cost and, thereafter, at a cost no less favourable than that charged by any Rio Tinto Group member to any other Rio Tinto Group member.
     Oyu Tolgoi Investment Contract Negotiations
The Company has agreed to keep Rio Tinto fully informed from time to time of the status of the negotiations with the Government of Mongolia for an OT Investment Contract. Rio Tinto, acting reasonably, will have the right to consult with the Company from time to time with respect to all aspects of such negotiations and will be entitled to appoint at least two individuals acceptable to the Company, acting reasonably, to the group of Company representatives participating in such negotiations.
     OT Project Right of First Refusal
Rio Tinto has been granted a right of first refusal in respect of the Company’s interests in the OT Project that is exercisable, for a period of sixty days, subject to certain limited exceptions, if the Company intends to dispose of any interest in the OT Project. In respect of any such proposed disposition, the Company must first offer such interest to Rio Tinto at an equivalent price and on equivalent terms and conditions to those available to the third party to whom such proposed disposition is to be made and from whom the Company has received an offer on bona fide arm’s length terms. Rio Tinto’s right of first refusal is inoperative unless, at the time the Company proposes to make any such disposition, the Rio Tinto Group owns a number of Common Shares at least equal to (i) the aggregate number of Common Shares issued pursuant to the First Tranche Investment, and (ii) the number of Basic Second Tranche Shares.
If the Company proposes to dispose of any interest in the OT Project in respect of which Rio Tinto would be entitled to exercise its right of first refusal but for the fact that the Rio Tinto Group then owns an insufficient number of Common Shares of the Company, Rio Tinto will nonetheless be entitled to exercise its right of first refusal if it elects to proceed with the Second Tranche Investment.
The Private Placement Agreement also provides that Ivanhoe and Rio Tinto will consult with one another regarding further opportunities for the Rio Tinto Group to participate in the OT Project.

     Divestiture of Non-Core Assets
Ivanhoe has previously disclosed its intention to dispose of certain non-core assets to enhance shareholder value and generate capital for the development of the OT Project. Pursuant to the Private Placement Agreement, Ivanhoe has agreed to dispose of its interest in the Monywa Copper Project, and any other assets held by Ivanhoe in the Union of Myanmar, by February 1, 2007. If such disposition does not occur by that date, Rio Tinto has the right to cause Ivanhoe to transfer all of its Myanmar assets into a trust of which none of Rio Tinto, Robert M. Friedland, Ivanhoe, their respective affiliates, any person related to any of them, or persons resident or controlled by residents of Myanmar are trustees or beneficiaries. In consideration for such transfer, Ivanhoe would receive a promissory note issued by the trust in an amount not less than US$40 million plus 50% of the cash receivable from the Myanmar assets at the time of sale. Ivanhoe would be entitled to additional compensation from any such future sale of the Myanmar assets by the trust in an amount to be determined but not less than 50% of the amount by which such sale proceeds exceed the amount outstanding under the promissory note. Ivanhoe has also agreed with Rio Tinto to consult with Rio Tinto and to use its best efforts to formulate timetables and strategies for the orderly disposition of its other non-core assets and to dispose of such other non-core assets in accordance with such timetables and strategies.
Rio Tinto Pro Forma Holdings
The following chart sets out the Common Shares issued and issuable to Rio Tinto and the percentage interest that such Common Shares represents or would represent in the Company after giving effect to such issuances, based on the 373,062,880 Common Shares issued and outstanding as of October 27, 2006.

Number of Common Shares
		Number of Common Shares	held assuming completion of the
		held assuming completion	Second Tranche Investment and
	Current number of	of the Second Tranche	assuming full exercise of
	Common Shares held	Investment and	the Private Placement
Name of Shareholder	and percentage held	percentage held	Warrants and percentage held
Rio Tinto	37,089,993 (9.942%)(1)	83,394,356 (19.9%)(2)	175,447,400 (34.33%)(3)
Total Ivanhoe Common Shares Outstanding as at October 30, 2006	373,062,880 (1)	479,367,353 (2)	511,420,388 (3)

(1)	Reflects the percentage ownership of Rio Tinto in the Company after giving effect to the 37,089,993 Common Shares issued to Rio Tinto under the First Tranche Investment and stock option exercises after the date of the Private Placement Agreement.

(2)	Assumes an additional 46,304,473 Common Shares are issued to Rio Tinto under the Second Tranche Investment but assumes that no additional Common Shares are issued to Rio Tinto pursuant to the Top Up Option.

(3)	Assumes Rio Tinto has exercised its Series A Warrants to purchase 46,026,522 Common Shares and its Series B Warrants to purchase 46,026,522 Common Shares.
Covenants of the Company’s Principal Shareholder
Under the terms of a shareholders’ agreement dated October 18, 2006 between the Company’s principal shareholder Mr. Robert M. Friedland and Rio Tinto, Mr. Friedland has agreed to vote all Common Shares he beneficially owns, directly or indirectly (the “Friedland Shares”), in favour of the Rio Tinto Warrant Resolution and, for a period of five years, in favour of any other matter contemplated by the Private Placement Agreement for which approval of the Company’s shareholders is required or otherwise sought.
Mr. Friedland has also granted to Rio Tinto, for a period of five years or until he ceases to beneficially own any Common Shares, a right of first refusal and/or rights of placement with third parties, in relation to any Friedland Shares of which he or any of his affiliates intend to dispose, subject to certain exceptions including sales to permitted transferees or pursuant to an Ivanhoe Control Transaction.

EXECUTIVE COMPENSATION
Information regarding executive compensation is described under the heading “Executive Compensation” on pages 24 to 32 in the Company’s Management Proxy Circular dated as of March 30, 2006 which is incorporated by reference into this Management Information Circular.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
Information regarding securities authorized for issuance under the Company’s equity compensation plans is described under the heading “Equity Compensation Plan Information” on pages 34 to 36 in the Company’s Management Proxy Circular dated as of March 30, 2006 which is incorporated by reference into this Management Information Circular.
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Information regarding Interests of Informed Persons in Material Transactions is described under the heading “Interest of Insiders in Material Transactions” on page 24 in the Company’s Management Proxy Circular dated as of March 30, 2006 which is incorporated by reference into this Management Information Circular.
ADDITIONAL INFORMATION
The Company files reports, statements and other information with the securities administrators in each of the provinces of Canada. These documents are electronically available to the public from SEDAR at the website http://www.sedar.com. Financial information is provided in the Company’s audited financial statements and Management Discussion and Analysis for the year ended December 31, 2005.
The Canadian provincial securities regulatory authorities allow the “incorporation by reference” of information into this Management Information Circular. This means that the Company can disclose important information to you by referring you to another document filed separately with the Canadian provincial securities regulatory authorities. The information incorporated by reference is considered to be a part of this Management Information Circular, except for any information that is superseded by information that is otherwise included in this Management Information Circular or incorporated by reference subsequent to the date of this Management Information Circular.
This Management Information Circular incorporates by reference the documents listed below that the Company has previously filed or will file prior to the date of mailing this Management Information Circular, with the applicable Canadian provincial securities regulatory authorities. These documents contain important information about the Company and its financial condition.
The following documents, or portions of documents, are incorporated by reference into and form an integral part of this Management Information Circular:
(1)	The sections entitled “Executive Compensation” on pages 24 to 32, “Equity Compensation Plan Information” on pages 34 to 36 and “Interests of Insiders in Material Transactions” on page 24 of the Company’s Management Proxy Circular dated as of March 30, 2006 (filed on SEDAR April 4, 2006);
(2)	The section entitled “General Development of the Business — Risk Factors” on pages 15 to 23 in the Company’s Annual Information Form for the year ended December 31, 2006 dated March 30, 2006 (filed on SEDAR March 30, 2006); and
(3)	The Private Placement Agreement (filed on SEDAR October 25, 2006).
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Management Information Circular, to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this Management Information Circular.
You can obtain any of the documents incorporated by reference into this Management Information Circular through the Company or from the Canadian provincial regulatory authorities through the SEDAR website at the address disclosed above. Documents incorporated by reference are available from Ivanhoe without charge.
Shareholders may request a copy of information incorporated by reference into this Management Information Circular, including a copy of the Private Placement Agreement, by contacting Beverly A. Bartlett, Vice President and Corporate Secretary, at Suite 654 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, or by telephone at (604) 688-5755. For the purposes of the Province of Quebec, this Management Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained by contacting Beverly A. Bartlett, Corporate Secretary, at the aforementioned address and telephone number. In order for you to receive timely delivery of the documents in advance of the Meeting, the Company should receive your request no later than November 24, 2006.
The Company has not authorized anyone to give any information or make any representation about the Rio Tinto Warrant Resolution or the Company that is different from, or in addition to, that contained in this Management Information Circular or in any of the materials that we have incorporated into this Management Information Circular. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this Management Information Circular or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this Management Information Circular does not extend to you. The information contained in this Management Information Circular is accurate only as of the date of this Management Information Circular unless the information specifically indicates that another date applies.
OTHER BUSINESS
As of the date of this Management Information Circular, the Company’s management is not aware of any amendments, variations or other matters that may be brought before the Meeting other than the matters referred to in the Notice of Meeting. However, should matters not now known to management properly come before the Meeting, shares represented by proxies solicited by management of the Company will be voted on each such matter in accordance with the best judgment of the persons named therein.
INFORMATION AND DIRECTORS’ APPROVAL
The contents and the sending of this Management Information Circular and related materials to the shareholders have been approved by the board of directors of the Company.
DATED at Vancouver, British Columbia as of the 30th day of October 2006.
BY ORDER OF THE BOARD OF DIRECTORS
OF IVANHOE MINES LTD.
(Signed) BEVERLY A. BARTLETT
Vice President and Corporate Secretary

EXHIBIT “A”
RIO TINTO WARRANT RESOLUTION
RESOLVED as an ordinary resolution that:
1.	the exercise by Rio Tinto International Holdings Limited (“Rio Tinto”) and/or by any other member of the Rio Tinto Group to which any of such Series A Warrants and Series B Warrants may have been validly transferred of the Series A Warrants and the Series B Warrants (each as defined in the Private Placement Agreement dated October 18, 2006 between the Company and Rio Tinto) and the material effect on control of the Company resulting from the issuance of Common Shares of the Company pursuant to the due exercise of the Series A Warrants and the Series B Warrants, all in accordance with the terms of the Private Placement Agreement and as described in the Management Information Circular in respect of the meeting of the shareholders of the Company at which this resolution is voted upon, are hereby authorized and approved;
2.	any one director or officer of the Company be and is hereby authorized and empowered, acting for, in the name of and on behalf of Company, to execute and to deliver or cause to be delivered, all instruments and documents and to do, or cause to be done, all acts and things as, in the opinion of such one director or officer of the Company, may be necessary or desirable in order to fulfill the intent of the foregoing resolution.

IVANHOE MINES LTD.
654 – 999 Canada Place, Vancouver, British Columbia V6C 3E1
Tel: (604) 688 5755   Fax: (604) 682 2060
P R O X Y
This proxy is solicited by the management of IVANHOE MINES LTD. (the “Corporation”) for the Special Meeting of its shareholders (the “Meeting”) to be held on November 30, 2006.
The undersigned hereby appoints, R. Edward Flood, Deputy Chairman and Director, or failing him, Beverly A. Bartlett, Vice President and Corporate Secretary of the Corporation, or instead of either of the foregoing, (insert name) , as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held in the Pacific Rim Suite 1 of the Pan Pacific Hotel, 300 – 999 Canada Place, Vancouver, British Columbia, on November 30, 2006 at 9:00 AM (Vancouver time), and at any adjournments thereof, and directs the nominee to vote the shares of the undersigned in the manner indicated below:
1.	RIO TINTO WARRANT RESOLUTION

To consider and, if thought appropriate, pass an ordinary resolution authorizing and approving the right of Rio Tinto International Holdings Limited (“Rio Tinto”), and/or any other member of the Rio Tinto Group to which any of such warrants may have been validly transferred, to exercise Series A Warrants and Series B Warrants issued to Rio Tinto on October 27, 2006 under the terms of a Private Placement Agreement entered into by the Corporation and Rio Tinto on October 18, 2006 (the “Private Placement Warrants”), and the material effect on control of the Corporation resulting from the issuance of Common Shares pursuant to the due exercise of the Private Placement Warrants, all as more particularly described in the accompanying Management Information Circular.

FOR ☐ AGAINST ☐

2.	To transact any other business as may properly come before the Meeting or at any adjournment thereof.

3.	Upon any permitted amendment to or variation of any matter identified in the Notice of Meeting.
THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.
DATED: , 2006.
Signature of Shareholder
(Please print name here)
Note: If not dated, this proxy is deemed to be dated on the day sent by the Corporation.
Affix label here
Name of Shareholder
Address of Shareholder
(Please advise the Corporation of any change of address)

NOTES:
A proxy will not be valid unless the completed, signed and dated form of proxy is faxed to CIBC Mellon Trust Company, Attention: Proxy Department 1-416-368-3976 or 1-866-781-3111 or delivered by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1 or P.O. Box 721, Agincourt, Ontario, M1S 0A1 or delivered by hand to Suite 1600, The Oceanic Plaza, 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6, and received by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays and holidays) before the time at which the Meeting is to be held, or any adjournment thereof.
Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the Meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one’s proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation, either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing.
A shareholder has the right to appoint a person, who need not be a shareholder, other than either of the nominees designated in this form of proxy to attend and act for the shareholder and on the shareholder’s behalf at the Meeting, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.
The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters identified or referred to in the accompanying Notice of Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.
IN RESPECT OF A MATTER SO IDENTIFIED OR REFERRED TO FOR WHICH NO INSTRUCTION IS GIVEN, THE NOMINEES NAMED IN THIS PROXY WILL VOTE SHARES REPRESENTED THEREBY FOR THE APPROVAL OF SUCH MATTER.